

October 20, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

> **Re:** **American International Group, Inc.**
> **Form 8-K**
> **Filed on October 18, 2010**
> **File No. 001-8787**

Dear Mr. Benmosche:

We have reviewed your filing and have the following comment. Please respond to this letter by providing the requested analysis by close of business on October 22, 2010.

After reviewing the information you provide in response to this comment, we may have additional comments.

1. We note that the Form 8-K incorporates by reference a press release discussing the initial public offering of shares of AIA Group Limited and the Hong Kong prospectus posted on October 18, 2010. The press release identifies the Joint Global Coordinators and Joint Sponsors of the Global Offering as well as the Joint Bookrunners and Joint Lead Managers of the Global Offering. Please provide us with a detailed analysis discussing the potential applicability of Section 5 of the Securities Act of 1933 regarding the filing of this Form 8-K. If you believe that your disclosure is in compliance with Section 5 of the Securities Act of 1933, please include in your analysis the consideration you gave to Rule 135c of the Securities Act of 1933.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director